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                            November 27, 2023

       Steven Guo
       Chief Financial Officer
       Fly-E Group, Inc.
       136-40 39th Avenue
       Flushing, NY 11354

                                                        Re: Fly-E Group, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
13, 2023
                                                            CIK No. 0001975940

       Dear Steven Guo:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Improper activities by third parties, exploitation of encryption technology, new data-hacking tools ... , page 16

   1. We note your response to comment 4 and reissue. Please describe the cybersecurity risks faced by the Company in
connection with the Company's supply chain/suppliers/service providers.
       Capitalization, page 25

   2. We note your response to comment 6. Please revise the total capitalization to include both total debt and total
stockholders' equity. Also please double underline the cash and cash equivalents amounts to
highlight that these amounts are not included in total
 Steven Guo
Fly-E Group, Inc.
November 27, 2023
Page 2
      capitalization.
       Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.



                                                          Sincerely,
FirstName LastNameSteven Guo
                                                          Division of
Corporation Finance
Comapany NameFly-E Group, Inc.
                                                          Office of
Manufacturing
November 27, 2023 Page 2
cc:       Richard Aftanas
FirstName LastName